[ING STATIONERY]

April 22, 2008

United States Securities and Exchange Commission 100 F Street, NE, Room 1580 Washington, DC 20549

Re:	Registration Statement on Form N-4, Pre-Effective Amendment No. 1
ING Architect - NY
File No. 333-145826; 811-07935

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ReliaStar Life Insurance
Company of New York, as registrant, hereby respectfully requests that the effective date of this Pre-
Effective Amendment No. 1 to the Registration Statement be accelerated to April 28, 2008, or as soon thereafter as practicable. The registrant is aware of its obligation under the Act.

Respectfully,

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

By:	/s/ John S. Kreighbaum
John S. (Scott) Kreighbaum
Counsel

1475 Dunwoody Drive West Chester, PA 19380-1478

Tel: (610) 425-3404
Fax: (610) 425-3520